Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

Nine Months Ended
September 30, 2013
Loss from Continuing Operations Before Income Taxes	$(150.7)
Add:
One-third of rents	8.4
Interest expense	62.8
Amortization of capitalized interest	6.9

Loss from Continuing Operations	$(72.6)

Fixed charges:
One-third of rents	$8.4
Interest expense	62.8
Interest capitalized	17.3

Fixed Charges from Continuing Operations	$88.5

Ratio of Earnings to Fixed Charges from Continuing Operations	*

For purposes of computing this ratio, “earnings” consist of income from continuing operations before income taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and amortization of capitalized interest.  “Fixed charges” consist of one-third of rents, interest expense and interest capitalized.

* Earnings for the nine months ended September 30, 2013, were inadequate to cover fixed charges. For the nine months ended September 30, 2013, additional earnings of $161.1 million would have been required to make the ratio 1.0x.